STATEMENT OF INVESTMENTS

Dreyfus Strategic Municipal Bond Fund, Inc.

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--146.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--3.9%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	11,915,000	12,106,474
Alaska Housing Finance Corporation, Single-Family Residential Mortgage Revenue (Veterans Mortgage Program)	6.25	6/1/35	4,180,000	4,304,188
Arizona--.5%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Company Project)	5.85	3/1/28	2,220,000	2,220,200
Arkansas--.6%				
Arkansas Development Finance Authority, SFMR (Mortgage Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	1/1/32	2,500,000	2,548,875
California--9.2%				
California, GO (Various Purpose)	5.50	4/1/14	4,605,000 [a]	5,066,881
California, GO (Various Purpose)	5.25	11/1/27	4,240,000	4,385,093
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,950,796
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	3,750,000 [a]	3,998,550
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	5,000,000	5,095,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	15,000,000	14,598,900
Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	15,290,000	2,315,059
Colorado--4.0%				
Colorado Health Facilities Authority, Revenue (American Baptist Homes of the Midwest				

Obligated Group)	5.90	8/1/37	2,500,000	2,431,450
Colorado Health Facilities Authority, Revenue (American Housing Foundation I, Inc. Project)	8.50	12/1/31	1,970,000	2,056,503
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	1,755,000	1,849,559
Denver City and County, Special Facilities Airport Revenue (United Air Lines Project)	5.75	10/1/32	3,000,000	2,950,920
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	7,000,000	7,358,540
Connecticut--3.7%				
Connecticut Development Authority, PCR (Connecticut Light and Power Company Project)	5.95	9/1/28	9,000,000	9,253,980
Connecticut Resources Recovery Authority, Special Obligation Revenue (American REF-FUEL Company of Southeastern Connecticut Project)	6.45	11/15/22	4,985,000	4,989,835
Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement Revenue	6.25	1/1/31	1,000,000	1,045,090
District of Columbia--2.7%				
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	104,040,000	7,559,546
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	3,700,000	3,704,588
Florida--6.6%				
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	1,825,000	1,697,159
Escambia County, EIR (International Paper Company Project)	5.00	8/1/26	2,300,000	2,138,885
Florida Housing Finance Corporation, Housing Revenue (Seminole Ridge Apartments) (Collateralized; GNMA)	6.00	4/1/41	6,415,000	6,552,858
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	7,400,000	7,399,408
Jacksonville Economic Development				

Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.25	9/1/27	2,595,000	2,589,135
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	70,000 [a]	73,752
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	3,675,000	3,786,095
Orange County Health Facilities Authority, Revenue (Adventist Health System)	6.25	11/15/12	3,000,000 [a]	3,338,730
Georgia--2.5%				
Atlanta, Airport Revenue (Insured; FSA)	5.25	1/1/25	3,000,000	3,063,630
Augusta, Airport Revenue	5.45	1/1/31	2,500,000	2,390,200
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	2,180,000	2,277,926
Savannah Economic Development Authority, EIR (International Paper Company Project)	6.20	8/1/27	2,670,000	2,760,566
Idaho--.1%				
Idaho Housing and Finance Association, SFMR (Collateralized; FNMA)	6.35	1/1/30	320,000	326,656
Illinois--7.9%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.25	10/1/32	1,805,000	1,840,179
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; XLCA)	6.00	1/1/29	5,000,000	5,363,450
Chicago O'Hare International Airport, Special Facility Revenue (American Airlines, Inc. Project)	5.50	12/1/30	4,000,000	3,776,880
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	5,000,000	5,062,500
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,000,000 [a]	5,363,000
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	10,900,000 [a]	11,577,326
Indiana--1.6%				
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	6,000,000 [a]	6,505,020
Louisiana--2.3%				

Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	2,000,000	1,937,920
West Feliciana Parish, PCR (Entergy Gulf States Project)	7.00	11/1/15	3,000,000	3,032,940
West Feliciana Parish, PCR (Entergy Gulf States Project)	6.60	9/1/28	4,700,000	4,703,243
Maryland--1.3%				
Maryland Economic Development Corporation, Senior Student Housing Revenue (University of Maryland, Baltimore Project)	5.75	10/1/33	2,550,000	2,451,723
Maryland Industrial Development Financing Authority, EDR (Medical Waste Associates Limited Partnership Facility)	8.75	11/15/10	3,710,000	3,107,273
Massachusetts--2.0%				
Massachusetts Health and Educational Facilities Authority, Revenue (Civic Investments Issue)	9.00	12/15/12	2,000,000 [a]	2,416,740
Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue)	5.75	7/1/32	115,000	123,811
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	6,000,000	5,831,160
Michigan--4.8%				
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	4,000,000	4,103,800
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	8,420,000	8,290,164
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/48	7,500,000	7,534,875
Minnesota--1.0%				
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/25	1,240,000	1,284,938
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	3,000,000	3,070,860
Mississippi--.8%				
Mississippi Business Finance Corporation, PCR (System				

Energy Resources, Inc. Project)	5.90	5/1/22	3,160,000	3,190,462
Nebraska--.2%				
Nebraska Investment Finance Authority, SFMR	7.31	3/1/26	1,000,000 [b,c]	1,016,740
Nevada--2.8%				
Clark County, IDR (Nevada Power Company Project)	5.60	10/1/30	3,000,000	3,005,730
Washoe County, GO Convention Center Revenue (Reno-Sparks Convention and Visitors Authority) (Insured; FSA)	6.40	1/1/10	8,000,000 [a]	8,482,720
New Hampshire--3.5%				
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	2,690,000	2,774,816
New Hampshire Business Finance Authority, PCR (Public Service Company of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	6,000,000	6,189,180
New Hampshire Industrial Development Authority, PCR (Connecticut Light and Power Company Project)	5.90	11/1/16	5,400,000	5,488,506
New Jersey--6.0%				
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	4,620,000	4,661,534
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,095,000 [a]	11,723,223
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/29	5,000,000	4,477,500
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	5,000,000	4,334,250
New York--4.8%				
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,475,680
New York City Industrial Development Agency, Special Facility Revenue (American				

Airlines, Inc. John F. Kennedy International Airport Project)	7.75	8/1/31	10,000,000	11,488,800
New York State Dormitory Authority, Revenue (Marymount Manhattan College) (Insured; Radian)	6.25	7/1/29	4,000,000	4,177,480
New York State Dormitory Authority, Revenue (Suffolk County Judicial Facility)	9.50	4/15/14	605,000	795,666
North Carolina--1.4%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	6.70	1/1/19	2,500,000	2,647,150
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	3,030,000	3,063,209
Ohio--5.3%				
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	3,500,000	3,784,130
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	10,000,000 [a]	10,437,200
Ohio Air Quality Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	2,400,000	2,445,048
Ohio Housing Finance Agency, Residential Mortgage Revenue (Mortgage-Backed Securities Program) (Collateralized; GNMA)	6.15	3/1/29	1,510,000	1,540,200
Ohio Water Development Authority, PCR (The Cleveland Electric Illuminating Company Project) (Insured; ACA)	6.10	8/1/20	4,000,000	4,075,080
Oklahoma--3.5%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/09	6,750,000 [a]	7,028,977
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	2,250,000	2,330,168
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/09	2,105,000 [a]	2,204,630
Oklahoma Industries Authority, Health System Revenue (Obligated Group) (Insured; MBIA)	5.75	8/15/29	2,895,000	3,002,810

Pennsylvania--3.5%				
Allegheny County Port Authority, Special Transportation Revenue (Insured; MBIA)	6.13	3/1/09	4,750,000 [a]	4,960,710
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	6.00	6/1/31	7,000,000 [c,d]	7,047,005
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	2,000,000	2,174,100
Pennsylvania Housing Finance Agency, Multi-Family Development Revenue	8.25	12/15/19	241,000	241,492
Rhode Island--.8%				
Rhode Island Health and Educational Building Corporation, Higher Educational Facilities Revenue (University of Rhode Island - Auxiliary Enterprise Revenue Issue) (Insured; MBIA)	5.88	9/15/09	3,000,000 [a]	3,155,700
South Carolina--10.4%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.50	12/1/12	19,000,000 [a,c,d]	20,797,685
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	7,000,000	7,350,070
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	5,000,000 [a]	5,248,050
Richland County, EIR (International Paper Company Project)	6.10	4/1/23	6,500,000	6,731,075
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	3,280,000	3,324,378
Tennessee--6.4%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	7.50	7/1/25	2,000,000	2,274,720
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States				

Health Alliance)	7.50	7/1/33	4,875,000	5,531,029
Memphis Center City Revenue Finance Corporation, Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	6,000,000	5,732,040
Shelby County Health Educational and Housing Facility Board, Revenue (Saint Jude Children's Research Hospital)	5.00	7/1/36	2,250,000	2,248,133
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.25	9/1/21	9,000,000	9,274,950
Tennessee Housing Development Agency (Homeownership Program)	6.00	1/1/28	1,445,000	1,456,603
Texas--22.8%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.75	12/1/29	2,000,000	1,921,040
Brazos River Harbor Navigation District, Revenue (The Dow Chemical Company Project)	5.13	5/15/33	5,000,000	4,694,200
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	3,000,000	3,000,840
Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,715,025
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	5,194,650
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	7,000,000 [a]	7,694,540
Harris County-Houston Sports Authority, Third Lien Revenue (Insured; MBIA)	0.00	11/15/31	9,685,000	2,654,465
Katy Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	6.13	2/15/09	10,000,000 [a]	10,349,700
Lubbock Housing Financing Corporation, SFMR (Collateralized: FNMA and GNMA)	6.70	10/1/30	1,430,000	1,434,361
Sabine River Authority,				

PCR (TXU Electric Company Project)	6.45	6/1/21	4,900,000	4,986,436
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	8,510,000	8,751,344
Texas (Veterans' Land)	6.00	12/1/30	3,935,000	4,084,766
Texas Department of Housing and Community Affairs, Home Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	9.16	7/2/24	1,200,000 [b]	1,265,604
Texas Department of Housing and Community Affairs, Residential Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.35	7/1/33	5,205,000	5,232,066
Texas Transportation Commission, GO (Mobility Fund) (Insured; FGIC)	4.50	4/1/35	7,500,000	7,047,450
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.25	8/15/42	6,775,000	6,913,278
Tomball Hospital Authority, Revenue (Tomball Regional Hospital)	6.00	7/1/25	4,650,000	4,728,167
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	5,850,000	5,889,195
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	3,000,000	3,059,340
Willacy County Local Government Corporation, Project Revenue	6.88	9/1/28	4,000,000	4,044,400
Virginia--6.1%				
Henrico County Industrial Development Authority, Revenue (Bon Secours Health System) (Insured; FSA)	7.67	8/23/27	7,500,000 [b]	9,524,775
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.63	6/1/15	2,000,000 [a]	2,206,900
Virginia Housing Development Authority, Commonwealth Mortgage Revenue	5.10	10/1/35	4,900,000	4,760,889
Virginia Housing Development Authority, Rental Housing Revenue	6.20	8/1/24	8,520,000	8,771,255
Washington--3.7%				
Washington Higher Education				

Facilities Authority, Revenue (Seattle University Project) (Insured; AMBAC)	5.25	11/1/37	5,000,000	5,209,650
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	10,000,000 [a]	10,435,000
Wisconsin--7.7%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	9,080,000 [c,d]	9,296,376
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	14,570,000	15,356,051
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	5,752,120
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	1,939,560
Wyoming--1.2%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	5,000,000	4,940,100
U.S. Related--1.3%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	5,000,000	295,400
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue	5.25	8/1/57	5,000,000	5,122,100
Total Investments (cost $606,328,017)			**146.9%**	**613,222,501**
Liabilities, Less Cash and Receivables			**(2.3%)**	**(9,768,496)**
Preferred Stock, at redemption value			**(44.6%)**	**(186,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**417,454,005**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Inverse floater security--the interest rate is subject to change periodically.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $38,157,806 or 9.1% of net assets applicable to Common Shareholders.

d Collateral for floating rate borrowings.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes

BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance